UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Parent has issued a press release announcing that the subsequent offering period expired at 12:00 Midnight, New York City time, at the end of April 25, 2012. The depositary for the Offer has advised Parent and Merger Sub that, as of such time, combined with the shares tendered in the initial offering period, a total of 20,745,382 outstanding Shares were tendered, representing approximately 93.05% of the outstanding Shares. Merger Sub has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment for such Shares will be made promptly.

Merger Sub intends to effect a short-form merger pursuant to Section 11.05 of the MBCA without the need for a meeting of the Company shareholders. In the Merger, each issued and outstanding share of the Company, other than shares held by the Company, Parent or Merger Sub, or any of their respective subsidiaries, and shares held by shareholders who properly exercise appraisal rights, if any, available under Massachusetts law, will be canceled and converted into the right to receive the same cash price per share as in the Offer, without interest thereon and less any required withholding taxes.

Upon completion of the merger, the Company will become a wholly-owned subsidiary within the Parent Group, managed by the current Company management team and with all current business units and operations remaining intact. The Company will be delisted from the NASDAQ Global Select Market following the Merger.

The full text of the press releases issued by Parent on April 26, 2012 in connection with the expiration of the subsequent offering period is filed as Exhibit (a)(14) and (a)(15) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.

(a)(14)	Press Release issued by Parent, dated April 26, 2012 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Asahi Kasei Corporation and Asclepius Subsidiary Corporation on April 26, 2012 (the “Schedule TO”))	Schedule TO	4/26/12	(a)(5)(H)

(a)(15)	English translation of Japanese Press Release issued by Parent, dated April 26, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO)	Schedule TO	4/26/12	(a)(5)(I)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION

Dated: April 26, 2012	By:	/s/ Richard A. Packer
	Name:	Richard A. Packer
	Title:	Chief Executive Officer